
02005417

TES
NGE COMMISSION
. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2002
354
WASH. D.C.

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SEC FILE NUMBER
8-4240

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

David J. Greene and Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Dachs (212) 371-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AAf 3/19/2002

OATH OR AFFIRMATION

I, March Dachs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David J. Greene and Company, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

CHERYL HOROWITZ
Notary Public, State of New York
No. 01HO5043759
Qualified in New York County
Commission Expires ... 8/8/05

Cheryl Horowitz

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David J. Greene and Company, LLC

Statement of Financial Condition

December 31, 2001

David J. Greene and Company, LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Members
David J. Greene and Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of David J. Greene and Company, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David J. Greene and Company, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 11, 2002

David J. Greene and Company, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents (Notes 3 and 4)	**$1,061,327**
Receivable from clearing broker (Note 3)	**115,324**
Securities owned, at market – common stock (Notes 2 and 3)	**4,194,578**
Restricted securities owned, at market (Note 4)	**388,125**
Securities not readily marketable, at estimated fair value	**25,400**
Investment advisory fees receivable	**1,556,138**
Furniture, equipment and leasehold improvements, net of $290,640 accumulated depreciation and amortization	**272,624**
Other	**45,755**
	$7,659,271

Liabilities and Members' Capital	
Liabilities:	
Accrued expenses and other liabilities	**$ 162,056**
Deferred investment advisory fees	**309,988**
Total liabilities	**472,044**
Commitments and contingency (Notes 3, 4, 5 and 6)	
Members' capital (Note 5)	**7,187,227**
	$7,659,271

See accompanying notes to statement of financial condition.

1. Business and Summary of Accounting Policies

Business

David J. Greene and Company, LLC ("Company") is a limited liability company pursuant to the provisions of Section 1006 of the New York Limited Liability Company Law. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities.

The Company has an agreement ("Clearing Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform recordkeeping functions. Accordingly, the Company operates pursuant to the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Securities Transactions

Proprietary securities transactions and related expenses are recorded on a settlement date basis which does not vary significantly from trade date accounting. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold, but not yet purchased at the close of business. Securities owned consist of common stock.

Commission revenue and related expenses from customer transactions are recorded on a settlement date basis which does not vary significantly from trade date accounting.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are depreciated over the estimated useful lives of the assets using primarily accelerated methods.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an initial maturity of three months or less to be cash equivalents.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

There is no provision for Federal, state and local income taxes required since the members report their share of the Company's income or loss on their income tax return, except for New York City unincorporated business tax.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Securities Owned at Market

As of December 31, 2001, securities owned consist of:

Corporate stocks	$1,695,515
U.S. Government obligations	2,499,063
	$4,194,578

3. Clearing Agreement

The Company has a clearing agreement with a brokerage firm to carry its account as a customer of the clearing firm and the accounts of its customers. The broker has custody of the Company securities and, from time to time, cash balances, which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker or as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

4. Commitments

Operating Lease

Minimum annual rental commitments under a noncancellable lease with terms in excess of one year approximate:

Year ending December 31	
2002	$ 491,000
2003	491,000
2004	491,000
2005	368,000
	$1,841,000

The Company has entered into a collateral agreement that requires it to maintain a security deposit in a separate account at its clearing broker for the benefit of the sub-landlord containing only marketable securities.

Pursuant to the agreement, the amounts deposited in this account must have an aggregate market value of not less than the following:

July 22, 1999 – July 21, 2002	$480,000
July 22, 2002 – July 21, 2005	240,000

However, if at the end of any calendar month, the securities deposited in the collateral account are readily marketable direct obligations of the United States government, Federal funds, unsecured certificates of deposit, time or demand deposits, banker's acceptances, repurchase agreement having maturities of not more than one year, or the short-term debt obligations of which are rated A-1 by S&P and P-1 by Moody's, the amounts required to be deposited are reduced to an aggregate market value of not less than the following:

July 22, 1999 – July 21, 2002	$400,000
July 22, 2002 – July 21, 2005	200,000

As of December 31, 2001, the Company was required to have securities on deposit with a minimum aggregate market value of $480,000. At December 31, 2001, funds deposited in the account for the benefit of the sub-landlord totaled $493,992, comprised of securities with a market value of $388,125 and cash in the amount of $105,867.

Customer Transactions

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure, which includes counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customers with which it conducts business.

5. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had regulatory net capital of $1,713,390 and a minimum regulatory net capital requirement of $100,000. The Company's net capital ratio was 0.24 to 1.

6. Profit Sharing Plan

The Company has a salary reduction and profit-sharing plan covering both employees and members. Under the provisions of the plan, employees may elect to contribute a portion of their compensation to the plan with a matching contribution, as defined in the plan document. Employer contributions for the year ended December 31, 2001 were $74,625.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

The Members
David J. Greene and Company, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of David J. Greene and Company, LLC ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit



the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 11, 2002